UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q22

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2022.

●	Net income attributable to shareholders of the parent company for 2Q22 was COP 1.8 trillion. This value represents an increase of 2.8% compared to the previous quarter. Bancolombia consolidated annualized return on equity ("ROE") was 18.9% for the last 12 months.

●	Gross loans amount to COP 243 trillion, increasing 19.4% compared to the 2Q21. When excluding the FX effect, the increase during the last twelve months was 15.3%. Commercial and consumer segments presented a dynamic activity, growing at 18.8% and 23.5%, respectively.

●	Net interest income before provisions increased 16.6% and totaled COP 4.315 billion in 2Q22. Net interest margin expanded from 6.0% in 1Q22 to 6.7% in 2Q22. This performance is mainly driven by the loan portfolio growth of 9.3% in the quarter and the loan portfolio repricing as an effect of the contractionary monetary policy in Colombia.

●	30-day past due loans stood at 3.86% and 90-day past due loans at 2.72%. Total provision charges, net for 2Q22 was COP 613 billion, which indicates a lower release compared to 1Q22 and higher provisions in the consumer and commercial portfolio in line with the growth of the loan book.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 33.3 trillion as of June 30, 2022, increasing 10.2% compared to 1Q22. This variation is largely explained by the net income generated during the period. Basic solvency stood at 10.28% and the total consolidated solvency ratio was 12.93% for 2Q22, decreasing mainly because of the loan dynamism and the depreciation effect, but widely exceeding the minimum regulatory requirements.

●	In reference to its digital strategy, Bancolombia shows a positive trend in line with 2021 results. As of June 2022, the bank has 7.0 million active digital customers in the Retail APP, as well as 19.3 million accounts in its financial inclusion platforms (6.3 million users in Bancolombia a la Mano and 13 million in NEQUI).

●

August 9, 2022. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 20221.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2022, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, $4.151,21= US$ 1

2Q22

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21
ASSETS
Net Loans	186,686,086	207,491,489	228,054,203	9.91%	22.16%
Investments	28,812,050	27,312,673	27,415,761	0.38%	(4.85)%
Other assets	49,985,866	56,660,655	57,961,839	2.30%	15.96%
Total assets	265,484,002	291,464,817	313,431,803	7.54%	18.06%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	189,742,391	208,462,963	222,331,703	6.65%	17.18%
Other liabilities	45,146,599	51,055,250	56,001,080	9.69%	24.04%
Total liabilities	234,888,990	259,518,213	278,332,783	7.25%	18.50%
Non-controlling interest	1,590,132	1,746,342	1,817,384	4.07%	14.29%
Shareholders' equity	29,004,880	30,200,262	33,281,636	10.20%	14.74%
Total liabilities and shareholders' equity	265,484,002	291,464,817	313,431,803	7.54%	18.06%

Interest income	3,911,503	4,943,488	5,954,765	20.46%	52.24%
Interest expense	(1,065,935)	(1,243,157)	(1,639,837)	31.91%	53.84%
Net interest income	2,845,568	3,700,331	4,314,928	16.61%	51.64%
Net provisions	(630,939)	(267,080)	(612,763)	129.43%	(2.88)%
Fees and income from service, net	806,703	919,171	878,792	(4.39)%	8.94%
Other operating income	526,421	653,660	493,564	(24.49)%	(6.24)%
Total Dividends received and equity method	54,711	61,015	84,830	39.03%	55.05%
Total operating expense	(2,075,717)	(2,438,615)	(2,519,735)	3.33%	21.39%
Profit before tax	1,526,747	2,628,482	2,639,616	0.42%	72.89%
Income tax	(339,389)	(815,100)	(784,776)	(3.72)%	131.23%
Net income before non-controlling interest	1,187,358	1,813,382	1,854,840	2.29%	56.22%
Non-controlling interest	(30,443)	(81,524)	(75,145)	(7.82)%	146.84%
Net income	1,156,915	1,731,858	1,779,695	2.76%	53.83%

2Q22

	Quarter			As of
PRINCIPAL RATIOS	2Q21	1Q22	2Q22	2Q21	2Q22
PROFITABILITY
Net interest margin (1) from continuing operations	4.99%	5.97%	6.69%	5.04%	6.33%
Return on average total assets (2) from continuing operations	1.76%	2.40%	2.37%	1.31%	2.38%
Return on average shareholders´ equity (3)	16.33%	21.66%	22.55%	12.24%	21.95%
EFFICIENCY					—
Operating expenses to net operating income	49.15%	45.72%	43.65%	49.20%	44.64%
Operating expenses to average total assets	3.17%	3.38%	3.36%	3.15%	3.37%
Operating expenses to productive assets	3.65%	3.94%	3.90%	3.62%	3.91%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.93%	10.36%	10.62%	10.93%	10.62%
Technical capital to risk weighted assets	15.04%	13.49%	12.93%	15.04%	12.93%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.28	1.92	1.78	1.89	3.52
Net income per share $COP from continuing operations	1,202.83	1,800.59	1,850.33	1,766.88	3,650.92
P/BV ADS (4)	0.89	1.28	0.92	0.89	0.92
P/BV Local (5) (6)	0.88	1.38	0.97	0.88	0.97
P/E (7) from continuing operations	5.54	5.82	4.43	7.55	4.49
ADR price	28.80	42.85	30.83	28.80	30.83
Common share price (8)	26,400	43,380	33,540	26,400	33,540
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,748.50	3,756.03	4,151.21	3,748.50	4,151.21

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2Q22

1.BALANCE SHEET

1.1.Assets

As of June 30, 2022, Bancolombia's assets at the consolidated level totaled COP 313,431 billion, which represents an increase of 7.5% compared to 1Q22 and 18.1% compared to 2Q21. The increase in total assets during the last year is largely explained by the growth in the loan book.

During the second quarter, the peso depreciated 10.5% against the US dollar and depreciated 10.7% in the last 12 months. The average exchange rate was 0.1% higher in 2Q22 versus 1Q22, and 7.9% higher in the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 4151.21 COP)	2Q22	2Q22 / 1Q22	2Q22	2Q22 / 1Q22	2Q22	2Q22 / 1Q22	2Q22	2Q22 / 1Q22
Commercial loans	100,737,223	6.17%	54,533,898	18.41%	13,136,868	7.14%	155,271,122	10.17%
Consumer loans	37,696,235	5.77%	16,011,126	13.82%	3,856,978	2.99%	53,707,360	8.05%
Mortgage loans	17,813,024	3.95%	14,972,514	11.59%	3,606,783	0.97%	32,785,538	7.31%
Small business loans	684,270	(3.56)%	643,750	9.76%	155,075	(0.69)%	1,328,020	2.47%
Interests paid in advance	(11,592)	4.37%	(1,395)	(8.39)%	(336)	(17.11)%	(12,987)	2.83%
Gross loans	156,919,160	5.77%	86,159,893	16.24%	20,755,369	5.17%	243,079,054	9.26%

In 2Q22, gross loans grew 9.3% compared to 1Q22 (5.6% when excluding the FX effect) and 19.4% compared to 2Q21. During the last 12 months peso-denominated loans grew 16.9% and the dollar-denominated loans (expressed in USD) grew 12.4%.

Operations at Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala represented 27.5% of total gross loans for 2Q22. Likewise, the gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 35.4% of the portfolio, and increase 16.2% (when expressed in COP), as well as 5.2% (expressed in USD).

Total reserves (provisions in the balance sheet) for loan losses decreased 0.2% during the quarter and totaled COP 15,025 billion or 6.2% of the gross loans at the end of the quarter.

During 2Q22, the loan portfolio at a consolidated level continues with good dynamism in all geographies. Growth in commercial and consumer is remarkable. Banco Agricola reported the highest quarterly growth (6.5% when measured in USD), mainly driven by the commercial portfolio, which grew 11.2% and reached 45.3% of the total loan portfolio. Consumer loans grew 3.6% in the quarter, but slightly declined to 40.4% in terms of loan book share compared to 1Q22. Banco Agricola is closely followed by the Colombian operation, which presents an increase of 6.4% in the loan portfolio for the 2Q22, driven by commercial and consumer. Regarding loan book share, all segments remained relatively stable during the quarter. Banco Agromercantil reports a stable performance across all loan portfolio segments for 2Q22, growing at 1.9% consolidated in USD. The consumer portfolio continues increasing its loan book share, reaching 16.8% for this quarter, in line with the good performance experienced in 2021. Banistmo grew 1.8% (measured in USD) in the loan book

2Q22

during the quarter, basically due to the positive dynamics of the commercial portfolio, which grew 3.6% for the quarter and continues to be the largest share in the credit portfolio.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21	loans
Commercial	130,683,524	140,937,269	155,271,122	10.17%	18.81%	63.88%
Consumer	43,497,602	49,707,154	53,707,360	8.05%	23.47%	22.09%
Mortgage	28,151,106	30,553,149	32,785,538	7.31%	16.46%	13.49%
Microcredit	1,215,173	1,296,041	1,328,020	2.47%	9.29%	0.55%
Interests received in advance	(12,086)	(12,629)	(12,987)	2.83%	7.45%	(0.01)%
Total loan portfolio	203,535,319	222,480,984	243,079,054	9.26%	19.43%	100.00%
Allowance for loan losses	(16,849,233)	(14,989,495)	(15,024,850)	0.24%	(10.83)%	0.00
Total loans, net	186,686,086	207,491,489	228,054,204	9.91%	22.16%	0.00

1.3.Investment Portfolio

As of June 30, 2022, Bancolombia net investment portfolio at the consolidated level totaled COP 27.416 billion, growing 0.4% from the end of 1Q22 and decreasing 4.8% from the end of 2Q21. At the end of 2Q22 the debt securities portfolio had a duration of 18.7 months and a weighted average yield to maturity of 7.46%.

1.4.Goodwill and intangibles

At the end of 2Q22, Bancolombia's goodwill and intangibles at the consolidated level totaled COP 8,991 billion, growing 10.2% compared to 1Q22. This quarterly variation is mainly explained by the devaluation of the COP against the USD.

1.5.Funding

As of June 30, 2022, Bancolombia's liabilities at the consolidated level totaled COP 278,333 billion, growing 7.2% compared to 1Q22, and 18.5% from the end of 2Q21.

Customer deposits totaled COP 222,332 billion (79.9% of liabilities) at the end of 2Q22 increasing 6.7% compared to 1Q22 and up 17.2% over the last 12 months. The net loans to deposits ratio was 102.6% at the end of 2Q22 increasing compared to 99.5% in 1Q22, driven by a larger credit portfolio.

Saving and checking accounts continue representing the main source of funding for the bank. In 2Q22 there was an increase in savings and checking accounts balance, but slightly reduced their share in the funding mix with respect to 1Q22. On the other hand, time deposits presented the highest growth with respect to 1Q22, recovering the participation observed in the funding mix for 2Q21 in a scenario of rate hikes by the Colombian Central Bank to contain inflation. The stability preserved in the funding mix during the last 12 months has allowed Bancolombia to maintain a cost under control and a comfortable liquidity position.

Funding mix
COP Million	2Q21		1Q22		2Q22
Checking accounts	35,593,777	16%	39,542,426	16%	40,062,692	15%
Saving accounts	93,813,194	42%	105,315,588	44%	111,399,791	43%
Time deposits	58,297,621	26%	59,215,988	25%	66,652,747	26%
Other deposits	6,554,355	3%	6,464,195	3%	7,120,690	3%
Long term debt	19,922,967	9%	19,921,185	8%	21,462,415	8%
Loans with banks	8,364,739	4%	11,129,812	5%	12,515,221	5%
Total Funds	222,546,653	100%	241,589,194	100%	259,213,556	100%

2Q22

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 2Q22 was COP 33,282 billion, increasing 10.2% compared to 1Q22 and up to 14.7% when compared to 2Q21. This is explained by profits generated during the year 2022, which contributes to offset the distribution of dividends decreed at the General Shareholders’ Meeting in March of 2022 for a total of COP 3.0 trillion.

Bancolombia solvency ratio on a consolidated basis under Basel III was 12.93% in 2Q22 standing 393 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 10.28%, 428 basis points above the minimum regulatory capital level of 6.00% (value to fully comply with the new capital requirements after the 4-year Basel III phase in period). The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.83% at the end of 2Q22.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q21%		1Q22%		2Q22%
Basic capital (Tier I)	22,638,870	11.49%	23,968,541	10.63%	26,299,311	10.28%
Additional capital (Tier II)	7,020,090	3.56%	6,456,077	2.86%	6,770,767	2.65%
Technical capital (1)	29,644,922		30,410,753		33,057,251
Risk weighted assets including market and operational risk (2)	197,104,371		225,452,846		255,721,580
CAPITAL ADEQUACY (3)		15.04%		13.49%		12.93%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($13,865MM for 1Q22 and $12,826 MM for 2Q22).
(2)	Operational risk applies to 2Q21, 1Q22 and 2Q22 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets..

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company was COP 1,780 billion in 2Q22, o COP 1,850.33 per share (USD $1.78 per ADR). This profit represents an increase of 2.8% compared to 1Q22. Bancolombia´s annualized return on equity (“ROE”) was 22.6% for 2Q22 and 18,9% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 4,315 billion in 2Q22, growing 16.6% compared to the income reported in 1Q22, and 51.6% compared to 2Q21. The increase in net interest income is mainly explained by growth of the commercial and consumer portfolio, in a higher interest rates environment that impacts new originations and loans indexed to floating rates, mainly on the commercial portfolio. On the other hand, the investment portfolio generated interest income and valuation of financial instruments for COP 469 billion in 2Q22 with a growth of 141.0% when compared to 1Q22.

Net Interest Margin

The annualized net interest margin increased to 6.7% during 2Q22. The annualized net interest margin for investments in 2Q22 was 4.1%. This growth in the investments´ margin is due to the reaction of the local and international markets to the interest rate hikes in the treasury portfolios.

The annualized quarterly net interest margin of the loan portfolio was 7.0% presenting an increase of 38 basis points when compared to 1Q22 and 132 basis points compared to 2Q21. The margin expansion trend after 4Q21 continues to be present due to the growth of the loan portfolio and its repricing as an effect of the asset sensitive condition reflected in a higher impact on income than on interest expenses during reference rate hikes, which in turn, favors the lending margin. Given the growth in interest expenses during this quarter and the expectations of the Colombian Central Bank interest rates, it could be expected a stabilization of the margin or a slight reduction for the coming quarters.

2Q22

Annualized Interest
Margin	2Q21	1Q22	2Q22
Loans' Interest margin	5.7%	6.7%	7.0%
Debt investments' margin	0.5%	1.1%	4.1%
Net interest margin (1)	5.0%	6.0%	6.7%

(1) Net interest margin and valuation income on financial instruments.

Cost of liabilities continues to be favored by the bank's funding structure, mainly supported by low-cost demand deposits. Nevertheless, during the last two quarters a general increase in the cost of deposits took place following the Colombian Central Bank contractionary policy. For 2Q22, time deposits reported the highest increase, although its impact on the total cost is moderated considering a 26% share on the funding mix. Savings and checking accounts, that represent 58.4% of the funding mix, are less sensitive to interest rate hikes.

Demand deposit accounts (DDAs) confirm a continuous growth over the last 12 months. Savings accounts grew 5.8% compared to 1Q22 and 18.7% with respect to 2Q21. On the other hand, checking accounts grew 1.3% compared to 1Q22 and 12.6% with respect to 2Q21. The annualized weighted average cost of deposits was 2.13% in 2Q22, increasing 57 basis points compared to 1Q22 and 68 basis points compared to 2Q21, whereas the Colombian Central Bank interest rate hikes amount to 525 basis points during the same timeframe.

Average weighted
funding cost	2Q21	1Q22	2Q22
Checking accounts	0.20%	0.17%	0.20%
Saving accounts	0.69%	0.94%	1.35%
Time deposits	3.49%	3.71%	4.82%
Total deposits	1.45%	1.56%	2.13%
Long term debt	5.19%	5.77%	6.13%
Loans with banks	2.08%	2.06%	2.53%
Total funding cost	1.85%	1.95%	2.48%

2.2.Fees and Income from Services

Total fees and commissions, net for 2Q22 was COP 879 billion, decreasing 4.4% compared to 1Q22, and increasing 8.9% compared to 2Q21. This decrease in 2Q22 is explained by the fees and commission expenses growing at a higher rate than fee income, due to higher payments associated to data processing in banking services, card associations and royalties’ expenses according to the transactional volume, as well as higher costs undertaken for new banking agents’ openings.

On the income side, credit and debit card fees and commercial establishments reveal a stable performance in the quarter and an outstanding performance for the last 12 months. It is explained mainly by the higher revenues from intermediary bank fees, led by an increasing dynamism in transactions carried out through traditional merchant businesses and electronic commerce. Fees generated by Bancassurance report a remarkable growth quarterly and annually, because of the good performance of the economy and loan book growth that directly impact voluntary and compulsory insurance.

2Q22

2.3.Other Operating Income

Total other operating income was COP 494 billion in 2Q22, decreasing 24.5% compared to 1Q22 and 6.2% compared to 2Q21. This decrease is mainly explained by the net foreign exchange expense according with the depreciation observed during the quarter.

On the other hand, there was an increase in other operating income from operating leasing and renting, as well as from the appraisal updating and leases repricing of the real estate properties owned by “Fondo Inmobiliario Colombia FIC”. Nevertheless, these facts were not enough to mitigate the foreign exchange impact on the total operating income balance.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,103 billion at the end of 2Q22, and represent 3.9% of total gross loans, decreasing when compared to 1Q22, when past due loans represented 4.2% of total gross loans. During the quarter, charge-offs totaled COP 979 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 149.8% at the end of 2Q22, increasing compared to 149.0% at the end of 1Q22. The deterioration of the loan portfolio (new past due loans including charge-offs) during 2Q22 was COP 953 billion.

Provision charges (net of recoveries) totaled COP 613 billion in 2Q22, presenting a growth of 129.4% with respect to 1Q22. This performance is mainly explained by a greater constitution of provisions in the portfolio of individuals (Consumer) and new provisions expenses in commercial in line with loan book growth, as well as a lower level of releases carried out in 1Q22 associated to macroeconomic variables and overlays.

Provisions as a percentage of the average gross loans were 1.1% annualized for 2Q22 and 0.6% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 13,639 billion, or 5.8% of total loans at the end of 2Q22, decreasing when compared to 1Q22.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q21	1Q22	2Q22
Total 30‑day past due loans	9,033,714	9,128,850	9,103,170
Allowance for loan losses (1)	15,274,541	13,603,403	13,639,335
Past due loans to total loans	4.58%	4.23%	3.86%
Allowances to past due loans	169.08%	149.02%	149.83%
Allowance for loan losses as a percentage of total loans	7.74%	6.30%	5.78%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	2Q21	1Q22	2Q22
Commercial loans	63.9%	3.89%	3.31%	2.79%
Consumer loans	22.1%	6.24%	5.49%	5.39%
Mortgage loans	13.5%	4.78%	6.04%	6.01%
Microcredit	0.5%	12.87%	11.26%	12.49%
PDL TOTAL		4.58%	4.23%	3.86%

	% Of loan	90 days
PDL Per Category	Portfolio	2Q21	1Q22	2Q22
Commercial loans	63.9%	3.49%	2.79%	2.47%
Consumer loans	22.1%	3.24%	2.80%	3.17%
Mortgage loans*	13.5%	3.00%	2.78%	2.97%

2Q22

Microcredit	0.5%	9.45%	8.12%	8.39%
PDL TOTAL		3.40%	2.82%	2.72%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	1Q22			2Q22			2Q22 / 1Q22
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	190,890,686	2,581,608	1.4%	213,258,344	2,711,980	1.3%	11.7%	5.1%
Stage 2	16,728,735	2,760,868	16.5%	15,168,942	2,549,689	16.8%	(9.3)%	(7.6)%
Stage 3	14,861,563	9,647,019	64.9%	14,651,767	9,763,181	66.6%	(1.4)%	1.2%
Total	222,480,984	14,989,495	6.7%	243,079,053	15,024,850	6.2%	9.3%	0.2%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 2Q22, operating expenses totaled COP 2,520 billion, increasing by 3.3% compared to 1Q22 and increasing by 21.4% compared to 2Q21.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,050 billion in 2Q22, which represent 1.6% reduction compared to 1Q22 and up 24.5% from 2Q21. On annual basis, such growth was mainly explained by salary increases affected by inflation and depreciation, higher registered provisions for variable bonuses when compared to the estimated value in the first half of 2021, and finally by a 2.5% growth in the headcount.

General expenses grew 10.9% in the quarter and 18.9% year-over-year. This growth is mainly driven by the depreciation of the exchange rate and technology fees related to digital transformation projects.

As of June 30, 2022, Bancolombia at a consolidated level had 31,759 employees, owned 889 branches, 5,532 ATMs, 26,834 banking agents and served more than 25 million customers.

2.6.Taxes

Bancolombia income tax on a consolidated basis for 2Q22 reached COP 785 billion. This value is fundamentally attributed to the operation in Colombia due to tax benefits undertaken such as untaxed dividends, exempt income from low-income home lending portfolio and investment in real productive fixed assets. Additionally, in Guatemala, El Salvador and Panama tax benefits are linked to exempt revenues from returns on securities issued by their governments and revenues from foreign sources in Panama being exempted that also contributed to a lower tax.

3.BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The loan portfolio of Bancolombia S.A. presents an increase of 6.4% in the quarter and 17.9% during the year, with a clear dynamism in all loan categories. The commercial portfolio mainly explains such growth, with lines such as ordinary credit in legal currency and foreign currency. The consumer segment grows 6.0% quarterly and 25.3% year on year, highlighting originations in personal loans and credit cards. In the funding structure, in line with the trends seen in the previous quarter, term deposits continue growing at a higher rate than savings and checking accounts. This performance represents an increase in the cost of funding, which is explained by the interest rate hikes in Colombia.

2Q22

Net result for Bancolombia S.A. in 2Q22 was a profit of COP 1.8 trillion, which represents an increase of 4.5% when compared to 1Q22 and 137.3% with respect to 2Q21. Net interest income showed a significant increase explained by the interest rate hikes of the Colombian Central Bank of 550 basis points from October of 2021 to July 1st, 2022, driven largely by the repricing of the commercial portfolio. In addition, investment revenues increased due to the positions in US dollar debt securities and higher valuation of treasury bonds and derivatives. The increase in interest expense is explained by growth in time deposits and higher interest rates. For 2Q22, net provisions grew due to a higher expense in consumer and commercial loans in line with the growth of the portfolio and lower provision releases compared to previous quarters. Other operating income decreased compared to the previous quarter mainly due to losses from foreign exchange difference and lower income from exchange derivatives. Operating expenses grew on an annualized basis because of higher labor expenses due to annual salary increases and social security contributions affected by inflation, as well as variable bonuses provisions.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21
ASSETS
Gross loans	140,953,012	156,160,885	166,195,963	6.43%	17.91%
Allowances for loans	(12,900,665)	(11,511,493)	(11,227,779)	(2.46)%	(12.97)%
Investments	24,842,217	37,949,062	39,756,303	4.76%	60.04%
Other assets	22,857,679	27,372,257	27,089,815	(1.03)%	18.52%
Total assets	175,752,243	209,970,711	221,814,301	5.64%	26.21%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	121,374,290	132,129,594	137,006,229	3.69%	12.88%
Other liabilities	38,024,036	47,196,474	51,006,029	8.07%	34.14%
Total liabilities	159,398,326	179,326,069	188,012,257	4.84%	17.95%
Shareholders’ equity	16,353,916	30,644,642	33,802,044	10.30%	106.69%
Total liabilities and shareholders’ equity	175,752,243	209,970,711	221,814,301	5.64%	26.21%

Interest income	2,809,893	3,768,487	4,698,350	24.67%	67.21%
Interest expense	(691,904)	(885,807)	(1,258,514)	42.08%	81.89%
Net interest income	2,117,989	2,882,681	3,439,836	19.33%	62.41%
Net provisions	(535,199)	(246,110)	(439,274)	78.49%	(17.92)%
Fees and income from service, net	527,408	619,914	615,515	(0.71)%	16.71%
Other operating income	282,584	754,752	516,851	(31.52)%	82.90%
Total operating expense	(1,351,840)	(1,572,415)	(1,594,597)	1.41%	17.96%
Profit before tax	991,406	2,370,204	2,460,039	3.79%	148.14%
Income tax	(241,160)	(666,318)	(679,323)	1.95%	181.69%
Net income	750,247	1,703,886	1,780,715	4.51%	137.35%

BANISTMO- PANAMA

Loans in Banistmo closed 2Q22 with quarterly and annual growth (calculated in USD) thanks to the positive trends in commercial originations. Other assets decreased for 2Q22 in line with a better liquidity management. Deposits (calculated in USD) decreased in the annual analysis, mainly due to a reduction in time deposits which contributes to the optimization of interest expenses. It is important to highlight the increase in saving accounts explained by the retail segment.

Net result for Banistmo in 2Q22 was a profit of COP 109.4 billion, presenting growth with respect to the quarter and the year. Net interest income grew in the quarter mainly due to additional income in SMEs, increasing investment volume and foreign loans. Provision expenses decreased for 2Q22 due to the releases in the corporate portfolio following a better performance. Net fees decreased for the quarter due to higher expenses paid to affiliated merchants. However, when compared to 2Q21, net fees grew on the back of higher revenues in bancassurance, investment banking, and the reactivation

2Q22

of interest for late payment on credit cards. Operating expenses also increased in the quarter due to specific outsourcing contracts for projects execution.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21
ASSETS
Gross loans	28,921,647	29,725,562	33,459,315	12.56%	15.69%
Allowances for loans	(2,085,148)	(1,950,719)	(2,067,593)	5.99%	(0.84)%
Investments	5,356,447	5,469,398	6,112,944	11.77%	14.12%
Other assets	6,449,748	5,190,821	5,049,238	(2.73)%	(21.71)%
Total assets	38,642,694	38,435,063	42,553,904	10.72%	10.12%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	26,886,609	26,594,680	29,541,695	11.08%	9.88%
Other liabilities	7,740,319	7,721,393	8,398,004	8.76%	8.50%
Total liabilities	34,626,928	34,316,073	37,939,699	10.56%	9.57%
Shareholders’ equity	4,015,766	4,118,990	4,614,205	12.02%	14.90%
Total liabilities and shareholders’ equity	38,642,694	38,435,063	42,553,904	10.72%	10.12%

Interest income	477,817	488,963	521,602	6.68%	9.16%
Interest expense	(201,625)	(195,235)	(199,964)	2.42%	(0.82)%
Net interest income	276,192	293,727	321,639	9.50%	16.45%
Net provisions	(115,699)	(39,142)	(35,134)	(10.24)%	(69.63)%
Fees and income from service, net	44,599	52,338	50,922	(2.71)%	14.18%
Other operating income	3,420	8,653	9,752	12.70%	185.14%
Total operating expense	(179,942)	(201,315)	(208,343)	3.49%	15.78%
Profit before tax	28,570	114,262	138,835	21.51%	385.95%
Income tax	11,640	(22,422)	(29,472)	31.45%	(353.20)%
Net income	40,210	91,840	109,363	19.08%	171.98%

BANAGRICOLA- EL SALVADOR

Loans in Banco Agricola grew in the quarter and for the year (calculated in USD), mainly driven by the commercial portfolio of the corporate, and mid-sized companies that are partially offset by decreases in Costa Rica, institutional and government segments. The consumer portfolio has a lower growth than commercial loans, explained by a good performance in personal loans. In the funding structure, deposits grew for the quarter and for the year, mainly based on demand deposits, representing approximately 80% of all deposits. Savings accounts increased in retail and checking accounts increased specially in mid-sized companies. Loans with financial institutions also grew significantly to support growth in the credit portfolio.

Net result for Banco Agricola in 2Q22 was a profit of COP 70.2 billion, which represents a decrease compared to 1Q22 and 2Q21. This performance is mainly explained by growth in provisions associated to investments in government securities of El Salvador and the country risk rating downgrade and, deterioration of the credit portfolio. In previous quarters we saw provision expenses below a normalized level due to reserves releases from corporate and retail clients. On the other hand, net interest income growth reflects a good performance of commercial loans and credit cards, as well as investments in debt securities. Operating expenses reported an increase linked to insurance charges, and foreclosed assets related expenses. Labor expenses also grew mainly because of wage increases, employee benefits, and bonuses.

2Q22

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21
ASSETS
Gross loans	13,152,691	13,537,037	15,937,481	17.73%	21.17%
Allowances for loans	(837,867)	(601,174)	(666,443)	10.86%	(20.46)%
Investments	3,765,346	3,145,125	2,955,517	(6.03)%	(21.51)%
Other assets	3,847,675	4,211,554	5,417,484	28.63%	40.80%
Total assets	19,927,845	20,292,542	23,644,038	16.52%	18.65%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	15,406,641	15,740,135	17,602,153	11.83%	14.25%
Other liabilities	2,307,968	2,537,861	3,734,680	47.16%	61.82%
Total liabilities	17,714,609	18,277,996	21,336,832	16.74%	20.45%
Non-controlling interest	22,005	19,953	20,813	4.31%	(5.42)%
Stockholders’ equity attributable to the owners of the parent company	2,191,230	1,994,592	2,286,393	14.63%	4.34%
Total liabilities and shareholders’ equity	19,927,845	20,292,542	23,644,038	16.52%	18.65%

Interest income	291,696	337,896	347,383	2.81%	19.09%
Interest expense	(61,768)	(58,282)	(63,529)	9.00%	2.85%
Net interest income	229,928	279,614	283,855	1.52%	23.45%
Net provisions	7,967	(7,474)	(63,636)	751.43%	(898.75)%
Fees and income from service, net	63,205	61,736	62,386	1.05%	(1.29)%
Other operating income	2,011	5,534	7,078	27.89%	251.97%
Total operating expense	(142,540)	(158,885)	(189,450)	19.24%	32.91%
Profit before tax	160,571	180,525	100,232	(44.48)%	(37.58)%
Income tax	(43,889)	(48,353)	(28,269)	(41.54)%	(35.59)%
Net income before non-controlling interest	116,682	132,171	71,963	(45.55)%	(38.33)%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Loans in BAM increased during the year and during the quarter (calculated in USD), mainly driven by retail, consolidating the dynamism experienced in 2021. Credit card and personal loans present a remarkable performance for the quarter. The commercial portfolio also grew and represents 70.8% of the portfolio mainly due to corporate originations, which were partially mitigated by prepayments in June. On the other hand, the funding structure shows a stabilization in dollar terms of deposits with slight decreases in time deposits and checking accounts while corporate savings accounts are growing both for the quarter and for the year. A higher financing with credit lines through corresponding banks is also important to highlight when analyzing the annual performance.

Net result for BAM in 2Q22 was a profit of COP 50.2 billion, which represents a decrease compared to the previous quarter. The main element explaining this reduction is net provisions, increasing significantly due to lower releases following the restructuring of two corporate client loans. Similarly, net fees also decreased for the quarter as a result of the syndicated corporate loan being restructured.

2Q22

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21
ASSETS
Gross loans	13,864,056	15,463,403	17,420,542	12.66%	25.65%
Allowances for loans	(813,453)	(731,184)	(837,159)	14.49%	2.91%
Investments	1,687,906	1,577,980	1,535,824	(2.67)%	(9.01)%
Other assets	3,164,128	3,443,128	3,512,617	2.02%	11.01%
Total assets	17,902,637	19,753,327	21,631,825	9.51%	20.83%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	13,689,633	14,964,619	16,493,824	10.22%	20.48%
Other liabilities	2,641,724	3,045,041	3,156,471	3.66%	19.49%
Total liabilities	16,331,357	18,009,659	19,650,294	9.11%	20.32%
Non-controlling interest	20,224	20,522	20,989	2.28%	3.79%
Stockholders’ equity attributable to the owners of the parent company	1,551,056	1,723,147	1,960,541	13.78%	26.40%
Total liabilities and shareholders’ equity	17,902,637	19,753,327	21,631,825	9.51%	20.83%

Interest income	294,638	311,123	326,067	4.80%	10.67%
Interest expense	(104,784)	(114,783)	(127,185)	10.81%	21.38%
Net interest income	189,854	196,340	198,881	1.29%	4.76%
Net provisions	7,532	4,100	(54,030)	(1417.84)%	(817.32)%
Fees and income from service, net	25,721	39,155	23,659	(39.58)%	(8.02)%
Other operating income	15,821	27,721	29,187	5.29%	84.48%
Total operating expense	(129,676)	(137,763)	(137,098)	(0.48)%	5.72%
Profit before tax	109,252	129,554	60,599	(53.22)%	(44.53)%
Income tax	(15,279)	(30,324)	(9,268)	(69.44)%	(39.34)%
Net income before non-controlling interest	93,973	99,229	51,331	(48.27)%	(45.38)%
Non-controlling interest	(874)	(1,141)	(1,122)	(1.73)%	28.31%
Net income	93,099	98,088	50,210	(48.81)%	(46.07)%

4.BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 25 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Raad (IR Director) /Luis German Pelaez / Santiago López / Lina Michelle Alvarado
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

2Q22

CONSOLIDATED BALANCE SHEET				Growth			% of
(COP million)	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	18,409,879	22,075,426	21,408,529	(3.02)%	16.29%	6.83%
Interbank borrowings	1,576,073	2,817,360	1,896,523	(32.68)%	20.33%	0.61%
Reverse repurchase agreements and other similar secured lend	1,342,932	776,023	1,348,849	73.82%	0.44%	0.43%
Financial assets investment	28,812,050	27,312,673	27,415,761	0.38%	(4.85)%	8.75%
Derivative financial instruments	2,090,644	2,473,578	3,930,968	58.92%	88.03%	1.25%
Loans and advances to customers	203,535,319	222,480,984	243,079,053	9.26%	19.43%	77.55%
Allowance for loan and lease losses	(16,849,233)	(14,989,495)	(15,024,850)	0.24%	(10.83)%	(4.79)%
Investment in associates and joint ventures	2,591,643	2,786,968	2,876,316	3.21%	10.98%	0.92%
Goodwill and Intangible assets, net	8,143,475	8,154,922	8,990,737	10.25%	10.40%	2.87%
Premises and equipment, net	4,480,521	5,176,180	5,472,760	5.73%	22.15%	1.75%
Investment property	2,784,379	3,232,832	3,263,930	0.96%	17.22%	1.04%
Right of use assets	1,671,928	1,617,095	1,696,110	4.89%	1.45%	0.54%
Prepayments	422,159	515,072	494,992	(3.90)%	17.25%	0.16%
Tax receivables	1,811,969	1,940,275	1,257,582	(35.19)%	(30.60)%	0.40%
Deferred tax	746,770	664,290	755,533	13.74%	1.17%	0.24%
Assets held for sale and inventories	557,866	574,146	553,078	(3.67)%	(0.86)%	0.18%
Other assets	3,355,628	3,856,488	4,015,932	4.13%	19.68%	1.28%
Total assets	265,484,002	291,464,817	313,431,803	7.54%	18.06%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	189,742,391	208,462,963	222,331,703	6.65%	17.18%	70.93%	79.88%
Interbank Deposits	656,239	621,540	728,150	17.15%	10.96%	0.23%	0.26%
Derivative financial instrument	1,692,579	2,274,452	3,703,279	62.82%	118.80%	1.18%	1.33%
Borrowings from other financial institutions	7,708,500	10,508,173	11,787,071	12.17%	52.91%	3.76%	4.23%
Debt securities in issue	19,922,967	19,921,185	21,462,415	7.74%	7.73%	6.85%	7.71%
Lease liability	1,810,508	1,729,726	1,782,992	3.08%	(1.52)%	0.57%	0.64%
Preferred shares	555,152	541,340	555,152	2.55%	0.00%	0.18%	0.20%
Repurchase agreements and other similar secured borrowing	4,516,556	2,075,234	2,904,217	39.95%	(35.70)%	0.93%	1.04%
Current tax	646,003	685,235	1,343,228	96.02%	107.93%	0.43%	0.48%
Deferred tax	783,989	1,424,876	1,084,246	(23.91)%	38.30%	0.35%	0.39%
Employees benefit plans	785,745	856,275	859,267	0.35%	9.36%	0.27%	0.31%
Other liabilities	6,068,361	10,417,214	9,791,063	(6.01)%	61.35%	3.12%	3.52%
Total liabilities	234,888,990	259,518,213	278,332,783	7.25%	18.50%	88.80%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.15%	0.00%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.55%	0.00%
Appropriated reserves	14,636,806	16,833,618	16,810,058	(0.14)%	14.85%	5.36%	14.85%
Retained earnings	4,895,330	3,998,270	5,771,842	44.36%	17.91%	1.84%	17.91%
Accumulated other comprehensive income, net of tax	4,134,376	4,030,006	5,361,368	33.04%	29.68%	1.71%	29.68%
Stockholders’ equity attributable to the owners of the parent company	29,004,880	30,200,262	33,281,636	10.20%	14.74%	10.62%
Non-controlling interest	1,590,132	1,746,342	1,817,384	4.07%	14.29%	0.58%
Total liabilities and equity	265,484,002	291,464,817	313,431,803	7.54%	18.06%	100.00%

2Q22

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-21	Jun-22	Jun-22 / Jun-21	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21
Interest income and expenses
Interest on loans and financial leases
Commercial	2,856,636	4,198,111	46.96%	1,450,511	1,889,323	2,308,788	22.20%	59.17%
Consumer	2,561,738	3,366,381	31.41%	1,285,599	1,577,645	1,788,736	13.38%	39.14%
Small business loans	65,616	82,637	25.94%	33,997	39,836	42,801	7.44%	25.90%
Mortgage	1,142,985	1,627,092	42.35%	610,033	788,622	838,470	6.32%	37.45%
Financial leases	764,196	949,477	24.25%	367,444	450,515	498,962	10.75%	35.79%
Total interest income on loans and financial leases	7,391,171	10,223,698	38.32%	3,747,584	4,745,941	5,477,757	15.42%	46.17%
Interest income on overnight and market funds	4,585	10,525	129.55%	2,128	2,806	7,719	175.09%	262.73%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	162,343	215,460	32.72%	85,163	93,251	122,209	31.05%	43.50%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	181,218	396,453	118.77%	97,362	57,008	339,445	495.43%	248.64%
Derivatives	91,617	29,077	(68.26)%	(24,246)	47,114	(18,037)	(138.28)%	(25.61)%
Repos	(14,272)	(15,751)	10.36%	(8,910)	(17,211)	1,460	(108.48)%	(116.39)%
Others	13,743	38,791	182.26%	12,422	14,579	24,212	66.07%	94.91%
Total valuation on financial instruments	272,306	448,570	64.73%	76,628	101,490	347,080	241.98%	352.94%
Total Interest on debt instruments and valuation on financial instruments	434,649	664,030	52.77%	161,791	194,741	469,289	140.98%	190.06%
Total interest and valuation on financial instruments	7,830,405	10,898,253	39.18%	3,911,503	4,943,488	5,954,765	20.46%	52.24%
Interest expense
Borrowings from other financial institutions	(149,877)	(218,803)	45.99%	(69,782)	(89,298)	(129,505)	45.03%	85.59%
Overnight funds	(657)	(2,758)	319.79%	(197)	(1,391)	(1,367)	(1.73)%	593.91%
Debt securities in issue	(502,341)	(612,688)	21.97%	(257,823)	(295,732)	(316,956)	7.18%	22.94%
Deposits	(1,415,614)	(1,959,690)	38.43%	(690,493)	(816,178)	(1,143,512)	40.11%	65.61%
Preferred shares	(28,650)	(28,650)	0.00%	(13,813)	(14,837)	(13,813)	(6.90)%	0.00%
Lease liabilities	(54,973)	(50,307)	(8.49)%	(29,924)	(21,004)	(29,303)	39.51%	(2.08)%
Other interest	(7,368)	(10,098)	37.05%	(3,903)	(4,717)	(5,381)	14.08%	37.87%
Total interest expenses	(2,159,480)	(2,882,994)	33.50%	(1,065,935)	(1,243,157)	(1,639,837)	31.91%	53.84%

2Q22

Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	5,670,925	8,015,259	41.34%	2,845,568	3,700,331	4,314,928	16.61%	51.64%
Credit impairment charges on loans and advance and financial leases	(2,186,647)	(1,173,822)	(46.32)%	(772,804)	(391,431)	(782,391)	99.88%	1.24%
Recovery of charged - off loans	239,660	344,234	43.63%	123,207	148,144	196,090	32.36%	59.15%
Credit impairment charges on off balance sheet credit instruments	22,783	(21,086)	(192.55)%	15,481	(18,152)	(2,934)	(83.84)%	(118.95)%
Credit impairment charges/recovery on investments	16,589	(29,169)	(275.83)%	3,177	(5,641)	(23,528)	317.09%	(840.57)%
Total credit impairment charges, net	(1,907,615)	(879,843)	(53.88)%	(630,939)	(267,080)	(612,763)	129.43%	(2.88)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	3,763,310	7,135,416	89.60%	2,214,629	3,433,251	3,702,165	7.83%	67.17%
Fees and commission income
Banking services	321,303	374,204	16.46%	157,101	184,552	189,652	2.76%	20.72%
Credit and debit card fees and commercial establishments	1,017,033	1,295,849	27.41%	513,712	632,443	663,406	4.90%	29.14%
Brokerage	13,696	15,918	16.22%	6,171	9,236	6,682	(27.65)%	8.28%
Acceptances, Guarantees and Standby Letters of Credit	33,602	40,745	21.26%	17,649	19,840	20,905	5.37%	18.45%
Trust	244,478	213,283	(12.76)%	114,141	108,943	104,340	(4.23)%	(8.59)%
Placement of securities and investment banking	37,922	50,358	32.79%	30,853	31,918	18,440	(42.23)%	(40.23)%
Bancassurance	310,205	372,594	20.11%	164,130	167,824	204,770	22.01%	24.76%
Payments and Collections	340,659	415,935	22.10%	173,144	203,309	212,626	4.58%	22.80%
Others	136,267	164,153	20.46%	68,965	81,326	82,827	1.85%	20.10%
Total fees and commission income	2,455,165	2,943,039	19.87%	1,245,866	1,439,391	1,503,648	4.46%	20.69%
Fees and commission expenses	(849,769)	(1,145,076)	34.75%	(439,163)	(520,220)	(624,856)	20.11%	42.28%
Total fees and comissions, net	1,605,396	1,797,963	11.99%	806,703	919,171	878,792	(4.39)%	8.94%
Other operating income
Derivatives FX contracts	257,557	79,221	(69.24)%	78,542	(87,408)	166,629	(290.63)%	112.15%

2Q22

Net foreign exchange	(134,655)	(16,650)	(87.64)%	59,352	213,103	(229,753)	(207.81)%	(487.10)%
Hedging	(2,900)	(2,545)	(12.24)%	(1,445)	(1,560)	(985)	(36.86)%	(31.83)%
Leases	419,294	618,806	47.58%	212,554	297,372	321,434	8.09%	51.22%
Gains (or losses) on sale of assets	48,040	69,992	45.70%	21,857	37,863	32,129	(15.14)%	47.00%
Other reversals	1,441	4,948	243.37%	158	2,997	1,951	(34.90)%	1134.81%
Others	281,251	393,452	39.89%	155,403	191,293	202,159	5.68%	30.09%
Total other operating income	870,028	1,147,224	31.86%	526,421	653,660	493,564	(24.49)%	(6.24)%
Dividends received, and share of profits of equity method investees
Dividends	25,759	29,656	15.13%	8,402	5,713	23,943	319.10%	184.97%
Equity investments	(931)	(6,360)	583.14%	(3,268)	1,910	(8,270)	(532.98)%	153.06%
Equity method	100,364	108,996	8.60%	41,414	50,959	58,037	13.89%	40.14%
Others	8,163	13,553	66.03%	8,163	2,433	11,120	357.05%	36.22%
Total dividends received, and share of profits of equity method investees	133,355	145,845	9.37%	54,711	61,015	84,830	39.03%	55.05%
Total operating income, net	6,372,089	10,226,448	60.49%	3,602,464	5,067,097	5,159,351	1.82%	43.22%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-21	Jun-22	Jun-22 / Jun-21	2Q21	1Q22	2Q22	2Q22 / 1Q22	2Q22 / 2Q21
Operating expenses
Salaries and employee benefits	(1,475,368)	(1,743,557)	18.18%	(741,479)	(891,029)	(852,528)	(4.32)%	14.98%
Bonuses	(192,911)	(374,891)	94.33%	(102,461)	(176,901)	(197,990)	11.92%	93.23%
Other administrative and general expenses	(1,662,592)	(1,966,676)	18.29%	(869,561)	(932,456)	(1,034,220)	10.91%	18.94%
Taxes other than income tax	(338,891)	(428,363)	26.40%	(161,708)	(216,817)	(211,546)	(2.43)%	30.82%
Impairment, depreciation and amortization	(403,733)	(444,863)	10.19%	(200,508)	(221,412)	(223,451)	0.92%	11.44%
Total operating expenses	(4,073,495)	(4,958,350)	21.72%	(2,075,717)	(2,438,615)	(2,519,735)	3.33%	21.39%
Profit before tax	2,298,594	5,268,098	129.19%	1,526,747	2,628,482	2,639,616	0.42%	72.89%
Income tax	(545,837)	(1,599,876)	193.11%	(339,389)	(815,100)	(784,776)	(3.72)%	131.23%
Net income	1,752,757	3,668,222	109.28%	1,187,358	1,813,382	1,854,840	2.29%	56.22%
Non-controlling interest	(53,326)	(156,669)	193.79%	(30,443)	(81,524)	(75,145)	(7.82)%	146.84%
Net income attributable to equity holders of the Parent Company	1,699,431	3,511,553	106.63%	1,156,915	1,731,858	1,779,695	2.76%	53.83%

2Q22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 9th, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance